Filed pursuant to Rule 433 of the Securities Act, as amended
Issuer Free Writing Prospectus dated September 10, 2024
Relating to the Preliminary Prospectus dated September 10, 2024
Registration Statement File No. 333 – 281586

LEGACY EDUCATION

INVESTOR PRESENTATION

September 2024



ECM 24-45

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements that involve substantial risk and uncertainties. All statements, other than statements of historical facts contained in this presentation, including statements regarding Legacy Education Inc.'s (the "Company's"or "Legacy's") strategy, future, operations, future financial position, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "depends," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "target," "should," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's views. Subsequent events and developments may cause the Company's views to change/ The company does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances to reflect the occurrences of unanticipated events, expect as may be required by applicable law. These forward-looking statements should not be relied upon as representations the Company's views as of any date subsequent to the date of this presentation.

The Company has filed a registration statement (including a preliminary prospectus) on Form S-1, as amended (File No. 333-281586) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus in the Registration Statement, including the "Risk Factors" set forth therein, and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting the SEC's website at www.sec.gov.

The securities of the Company have not been registered under the Securities Act of 1933, as amended, or any other applicable securities law. The Company's securities have not been approved or disapproved by the SEC or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense.

The presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction. The Company's securities may only be sold pursuant to an effective registration statement filed with the SEC.

PROPOSED OFFERING

Issuer	Legacy Education Inc.
Ticker / Exchange	LGCY (NYSE American)
Offering Type	Initial Public Offering
Securities Issued	Common Stock
Diluted Shares Outstanding (1)	~10.6M
Offering Size (1,2)	1,666,667 Shares ($10.0M)
Over-allotment (1,2)	250,000 Shares (15%) ($1.5M)
Price Range (1)	$5.00 - $7.00
Use of Proceeds	Primarily for investments in facilities & new programs, working capital & general corporate purposes, acquisition of complementary businesses, technologies, or other assets
Sole Bookrunner	Northland Capital Markets
Lead Manager	Ladenburg Thalmann & Co. Inc
Pricing Date	September 18th, 2024 (*Anticipated*)

(1) *Assumes a 2:1 reverse stock split*
(2) *Assumes gross proceeds of $10.0M issued at the midpoint of the pricing range*

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LEGACY AT A GLANCE

LEGACY EDUCATION is an award-winning, nationally accredited, for-profit post-secondary education company

- Owns & operates nationally accredited academic institutions which are affordable
- Focused on programs in growing industries including allied healthcare [(1)] with a secondary emphasis on veterinary and business
- Committed to growing education footprint via organic enrollment growth, addition of new programs and accretive acquisitions
- Headquartered in Temecula, CA

2009 *Founded*	**2,166** *Student Enrollment*	**29** *Programs Offered*	**266** *Employees*
$46.1M *FY 2024 Revenue (30% YoY Growth)* [(3,4)]	**$5.9M** *FY 2024 Operating Income* [(3,4,5)]	**$24k** *FY 2024 ARPS* [(3,6)]	**$2k** *FY 2024 Gross Student Acquisition Cost* [(3,7)]
79% *Student Graduation Rate*	**78%** *Student Placement Rate*	**2%** *Monthly Student Attrition Rate*	**79%** *NCLEX Pass Rate* [(2)]

High Desert Medical College | Central Coast College | Integrity College of Health

(1) Allied healthcare refers to a sector of healthcare professions that provide a wide range of diagnostic, technical, therapeutic, and support-related services in connection with healthcare and are distinct from certain medical fields including dentistry, medicine, nursing and pharmacy.
(2) Excludes CCC campus from NCLEX pass rate calculations because their updated data is currently unavailable
(3) Based on our preliminary and estimated unaudited financials as of June 30, 2024
Note: Data as of 03/31/24 (attrition rate as of 04/30/24)
(4) Midpoint of FY 2024 guided ranges (revenue: $45.7M - $46.5; operating income: $5.4M - $6.3M)
(5) Includes a one-time, non-cash charge of $1.9M related to stock compensation
(6) ARPS based on midpoint of preliminary FY 2024 revenue divided by average enrollment FY 2024
(7) Gross Student Acquisition Cost based on FY 2024 marketing & advertising divided by FY 2024 new enrollments

INVESTMENT HIGHLIGHTS

Changing Market Dynamics Within Post-Secondary Education Landscape Yields Opportunity

Documented problems (cost, scalability, program design, COVID-19 pandemic) threaten traditional post-secondary education model

Legacy Education to leverage programs and delivery model – driving student growth and shareholder returns

Nationally Accredited Career College Platform with Demonstrated Success

3 accredited education institutions (5 campuses) educating 2,166 students (as of March 31, 2024) and an expected 2,187 [(1)] (as of June 30, 2024) in California

Re-accredited 5-year through ACCET and ABHES with 75% and 85% placement rates, respectively, among recent graduates

79% [(2)] NCLEX [(3)] pass rates (as of March 31, 2024)

Large Post-Secondary Education Opportunity within Core Program Verticals and Adjacent Programs

Vertical focus within Allied Health with an estimated 16+ million domestic jobs (projected to grow at 14% annually through 2028)

Additional programs designed to target high growth segments of the economy

Student acquisition cost relative to program billings provides compelling lifetime value and ROI potential

Experienced and Loyal Leadership

Senior management with 20+ years of experience on average

Strong retention among Senior management

M&A Opportunities to Augment Platform Growth

History of successful M&A outcomes (Central Coast 2019, Integrity College 2020)

Legacy to leverage program and campus revenue synergies while optimizing operating expenses and per student acquisition costs

(1) Based on our preliminary and estimated unaudited financials as of June 30, 2024
(2) Excludes CCC campus from NCLEX pass rate calculations because their updated data is currently unavailable
(3) National Council Licensure Examination

U.S. HEALTHCARE LABOR MARKET

Healthcare & Social Assistance Job Openings



Openings
Hires
2.5M
2.0M
1.5M
1.0M
0.5M
0.0M
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
1.7M
Current openings (1)

Gap between openings and hires has widened since the Coronavirus pandemic

(1) As of March 2024
Source: U.S. Bureau of Labor Statistics

- The U.S. is facing a shortage of healthcare professionals driven by increased demand for healthcare services
- Growth drivers for the U.S. healthcare labor market include:
  - Expanding aging population
  - Technological advancement
  - Growing emphasis on preventive care
- California community colleges are plagued by poor completion rates, uncertain career pathways, and poor placement rates

16%

Projected Growth from 2020 – 2030 [1]

2.6M

New Jobs Created from 2020 – 2030 [1]

LEGACY EDUCATION

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LEGACY TIMELINE

10+ Years of Growth and Accolades

- California Association of Private Post Secondary School Excellence in Community Service Award – 2020, 2022 & 2023
- Antelope Valley Best Career / Trade School Award 2020, 2021 & 2023
- Beautiful Bakersfield Best Career School 2022

2009 - 2010

Founded Legacy Education

Acquired

High Desert Medical College

2

2011 - 2018

Program Expansion and Title IV Eligibility

Programs Approved for Distant Learning

2

2019

Acquired

Central Coast College

Launched Temecula Campus

High Desert Medical College

4

2020

Acquired

Integrity College of Health

Launched New Accredited Programs:

Ultrasound Technician (ICH)
RN to BSN (ICH)
Medical Billing and Coding (ICH)

5

2021 - 2022

Added Multiple Campus Directors

Permanent Hybrid Approval all programs

Launched New Accredited Programs:

Cardiac Sonography AAS
Vocational Nursing AAS
Ultrasound AAS (CCC)
Vocational Nursing (HDMC)

5

2023

Added Campus Directors of Education, Directors of Nursing & Dean of Imaging

Launched New Accredited Programs:

Certified Nurse Assistants (HDMC)
Magnetic Resonance Imaging
AAS Veterinary Assisting (ICH)
Vocational Nursing AAS (ICH)
Vocational Nursing (CCC)
Launched Cannabis Career Website and Curriculum (HDMC)

Executed Lease for New Building in Lancaster

Added 7,00 SF to CCC Location for New Programs

Added 5,000 sq feet in ICH for New Programs

Initial RN approval for Lancaster Campus

5

2024

Added 25,000 SF for CCC

HDMC new curriculum approval for the new rule on minimum hours

HDMC 5-year reaccreditation granted through April 2029

CCC RN Program Application

Launched New Accredited Programs:

Registered Nurse (RN)

5

Total Campus Count (CYE)

LEGACY EDUCATION

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CHANGING POST-SECONDARY LANDSCAPE

Legacy Education has Developed the Programs and Deployment Models to Effectively Capitalize on Changing Market Dynamics

CHALLENGES FOR POST-SECONDARY EDUCATION

- Rising tuitions (outpacing inflation and wage growth)
- Rising costs due to labor and expensive infrastructure
- Antiquated delivery models (campus-based model)
- Inconsistent job placement capabilities (underemployment is a growing problem among recent 4-year college graduates)
- Schools failing to evolve with declining relevancy and training performance
- Widespread problems within post-secondary education have been widely publicized by leading media outlets
- "Nearly half of companies plan to eliminate bachelor's degree requirements in 2024" - Intelligent

BRING OPPORTUNITY TO FOR-PROFIT EDUCATION

- Programs designed around high ROI for students (affordable, specialized degrees with shorter durations including programs less than 52 weeks designed to accommodate degree / learning progression)
- Focus on graduate success, retention rates & standards of academic quality
- Campuses strategically located in areas with high job growth
- Aligned product offerings with employer needs which include simulation training initiatives and network of extern sites
- Bypasses antiquated delivery model by focusing on scalability
- COVID-19 accelerated transition to next gen learning models – Legacy has successfully implemented hybrid Interactive Distance Learning ("IDL")
- Leveraging leading ed-tech software providers to increase flexibility and scalability

Hands-on Training Emphasis	Program Design & Flexibility	Broad Market Appeal

Source: Educationdata.org, Bloomberg, MarketWatch, Business Insider

GEOGRAPHIC FOOTPRINT

5
Campuses

2,166
Students
(3/31/24)

23%
3 Year Enrollment CAGR



College	Locations
High Desert Medical College	Bakersfield, CA Lancaster, CA Temecula, CA
Central Coast College	Salinas, CA
Integrity College of Health	Pasadena, CA

(1) *Based on our preliminary and estimated unaudited financials as of June 30, 2024*

ENROLLMENT GROWTH BY COLLEGE

Ending Enrollment



3 Year CAGR 23%
907
1,264
1,588
1,705
2,166
2,187

College	FY20A	FY21A	FY22A	FY23A	3/31/24	6/30/24E (1)
High Desert Medical College	689	959 *39%*	1,165 *21%*	1,236 *6%*	1,537	
Central Coast College	175	238 *36%*	304 *27%*	337 *11%*	462	
Integrity College of Health	43	67 *56%*	119 *78%*	132 *11%*	167	
Total	907	1,264	1,588	1,705	2,166	2,187 (1)

% denotes YoY Increase

LEGACY EDUCATION

ECM 24-45

LAST TWO YEARS QUARTERLY ENROLLMENT

Quarterly Starts



500
273
504
391
627
337
570
% Change YoY
25%
23%
13%
Q1A
Q2A
Q3A
Q4A
Q1A
Q2A
Q3A
FY 2023
FY 2024

1,277 Starts 9ME 03/31/23

1,534 Starts 9ME 03/31/23

20% Increase YoY

Ending Enrollment



60%
50%
40%
30%
20%
10%
0%
1,727
1,648
1,799
1,705
2,024
1,912
2,166
2,187
% Change YoY
17%
16%
20%
28%
Q1A
Q2A
Q3A
Q4A
Q1A
Q2A
Q3A
Q4E(2)
FY 2023
FY 2024

Approximately 28% increase YoY in ending enrollment at FY 2024 (2)

Ending Enrollment — Quarterly Student Attrition Rate (1)

(1) Calculated by subtracting from one the ratio of current quarter-ending enrollment to the total of the previous quarter's ending enrollment plus the current quarter's new starts to approximate the quarterly rate of graduates and discontinued students

(2) Based on our preliminary and estimated unaudited financials as of June 30, 2024

Note: Quarterly starts data excludes cash programs for HDMC and ICH due to lack of internal reporting until FY 2024

LEGACY EDUCATION

ECM 24-45

SUCCESSFUL STUDENT OUTCOMES

- Preparing students for a competitive workforce with functional and soft skills to be successful
- Exceeding Academic and Student Outcomes

Placement Rate by Campus

78% Avg Placement Rate [3]



75%
76%
77%
73%
85%
Bakersfield
Lancaster
Temecula
CENTRAL COAST COLLEGE
INTEGRITY COLLEGE OF HEALTH
High Desert Medical College

79%

NCLEX Pass Rates [1,2]

64%

Vet Tech Pass Rates [2]

86%

Avg Program Retention [2]

78%

Avg Placement Rate [2]

Vocational Nursing, Dental Assisting, Veterinary Assistant, and Clinical Medical Assisting among the highest placement rate programs

(1) *Excludes CCC campus from NCLEX pass rate calculations because their updated data is currently unavailable*
(2) *Data as of 03/31/24*
(3) *Based on employment 90 days post-graduation. Data as of 12/31/23*

TARGET STUDENT

Education Level	High School Diploma or G.E.D.
Geography	Targeting students within 25-mile radius to each campus (changing with availability of online programs)
Desired Outcome	Students looking for better career opportunities
Entrance Exam	Wonderlic Scholastic Level Exam (SLE) HESI for VN only

STUDENT PROFILE

Over **50%** of our student enrollment is 24 years of age and younger

92%
Women

8%
Men

Note: Data as of 03/31/24

MANAGEMENT TEAM

LeeAnn Rohmann | *Chief Executive Officer & Founder, Legacy Education*

Ms. Rohmann has served our Chief Executive Officer since July 2010 and Chairman of our board of directors since October 2009. From 2004 until 2008, she served as Chief Sales Officer, Student Loan Xpress at CIT, a national bank, and from 2001 until 2004, she served as Vice President, Sales of Edfinancial Services, a financial company that provides student loan servicing. From 1997 until 2001, Ms. Rohmann served as Senior Vice President, Sales of American Express. We believe Ms. Rohmann is qualified to serve as a member of our board of directors because she has more than 25 years of higher education industry experience.

Brandon Pope | *Chief Financial Officer*

Mr. Pope has served as Chief Financial Officer of Legacy Education, L.L.C. from June 2018 until the Reorganization and our Chief Financial Officer since the Reorganization. From October 2017 until June 2018, he served as Controller of Squar Milner, an accounting and advisory firm, and from December 2014 until April 2017, he served as Senior Vice President, Corporate Controller of International Education Corporation, a provider of career education. From January 2014 until October 2017, Mr. Pope also served as Principal of Pope Consulting Group, LLP, and from 2008 until 2014 he served in various capacities including Vice President, Chief Accounting Officer and Vice President, Corporate Controller at Bridgepoint Education, Inc., a higher education company. Mr. Pope also previously served as Assistant Vice President, Assistant Controller of Corinthian Colleges, Inc.; Assistant Controller of Stater Bros. Markets; and Senior Manager of Financial Reporting and Control, Manager of Financial Reporting and Senior Accountant at Ingram Micro, Inc. Mr. Pope is a certified public account in the state of California, and received his bachelors of science in business administration and MBA from the University of Phoenix.

Dr. Ragheb Milad | *Chief Academic Officer*

Dr. Ragheb Milad has served as our Chief Academic Officer since June 2021. From January 2019 to January 2021, Dr. Milad served as the Corporate Director of Education for Legacy Education and Campus President of HDMC's Lancaster, California campus, and from January 2014 to January 2018 he served as the Director of Academics for HDMC. Dr. Milad also served as an instructor from in both the Vocational Nursing and Ultrasound Technician Programs for HDMC from 2011 to 2014. During his roles as Director of Academics and Corporate Director of Legacy Education, Dr. Milad developed many of Legacy Education's existing programs. In addition, from 2008 to July 2021, Dr. Milad served as the Sales Director of 3D Diagnostix, a dental computer guided surgery company. In July 2021, he co-founded ITX PROS, a digital dentistry company that supports dentist with dental implant cases, and since its inception he has served as a member of the board of directors of ITX PROS. Dr. Milad also serves as a member on the Board of St. Athanasius and St. Cyril Theological School, a Coptic Orthodox theological school since 2015. Furthermore, from 2008 to 2011 Dr. Milad was a practicing physician in Cairo, Egypt. He graduated from Ain Shams University in Cairo, Egypt from the Faculty of Medicine where he received his Medical Degree.

LEGACY EDUCATION ALSO EMPLOYS CAMPUS DIRECTORS AT EACH RESPECTIVE CAMPUS WITH EXTENSIVE EXPERIENCE IN THEIR FIELDS

OUR PATH TO GROWTH

1

Organic growth within existing footprint

Current programs and cross program integration and acquire students at a positive ROI

2

New program development

Create adjacent programs (increase re-enrollment) and new fields of study to increase enrollments with minimal cannibalization

3

New campuses (focus on buy vs build)

Build requires upfront investment of human capital and greater time to achieve scale / breakeven while buy allows for the acquisition of accretive campuses and integration (scale / geography and synergy benefits)



LEGACY EDUCATION

CORE MARKETS

Healthcare

19 Programs

- ~ 90% of Legacy's current enrollment [1]
- Accredited programs launched since 2023:
  - Certified Nurse Assistants (HDMC)
  - Magnetic Resonance Imaging
  - Registered Nurse (RN)
  - Vocational Nursing AAS (ICH)
  - Vocational Nursing (CCC)
- Leading diagnostic imaging services company finalized agreement with Legacy

Key Focus Areas:

Nursing | *Imaging* | *Allied Health*

Veterinary

4 Programs

- Continuous improvement in VTNE pass rates
- Future veterinary technology (RVT) programs at ICH and HDMC
- Basic veterinary assistant certificate program

Dental

6 Programs

- Expansion of dental assistant program at CCC
- Future dental hygienist program
- Future orthodontic assistant permit (cash)
- Future dental sedations assistant permit (cash)

(1) *Data as of 05/29/24*

DIVERSE & GROWING SET OF PROGRAMS

PROGRAM OFFERING TIMELINE

CURRENT PROGRAM OFFERING PER COLLEGE


29 Total Programs Offered
Cannabis Dispensary 1
MRI 1
Accounting 1
Phlebotomy 2
Veterinary 4
Med. Billing & Coding 2
Dental 6
Pharmacy 1
Medical Assisting 5
Nursing 12
Ultrasound / Sonography 6
2010
2015
2019
2020
2021
2022
2023
03/31/24
CENTRAL COAST COLLEGE
High Desert Medical College
INTEGRITY COLLEGE OF HEALTH

TOP PROGRAM MIX







	Ultrasound Technician AAS	Medical Assisting	Cardiac Sonography AAS	Ultrasound Technician	Vocational Nursing
Program Duration	108 – 123 weeks	34 – 42 weeks	115 – 130 weeks	84 – 99 weeks	56 – 68 weeks
Quarterly Revenue (per student) (1)	~$6.6k	~$6.5k	~$6.3k	~$7.4k	~$7.3k
% of Overall Enrollment	27%	18%	12%	8%	8%
Extern Sites (2)	201	485	43	201	119
Re-Enrollment Opportunity	Highest Degree in Track	Yes	Highest Degree in Track	Yes	Yes

Collectively, Legacy Education's top five programs by enrollment represent roughly 70% of total current enrollment

(1) Calculated by dividing total billings divided over midpoint program duration on a quarterly basis
(2) Extern sites facilitate experiential learning opportunities to provide students occupational experiences in their field of study
Note: Data as of 03/31/24

PROGRAMS DESIGNED FOR RE-ENROLLMENT

- Legacy Education is committed to students across their learning journey offering programs that build on one another as students require further professional credentialing
- Students can build lasting trust with the same educational institution and Legacy and achieve **repeat students** and **increase lifetime value per student**

Program Re-Enrollment Progression


HEALTHCARE (1)
Bachelor in Science and Nursing (BSN)
Registered Nurse (RN)
Licensed Vocational Nursing (LVN)
Medical Assistant (MA)
Certified Nursing Assistant (CNA)
1st
2nd
3rd
4th
5th
IMAGING
Students can take these in any sequence
Magnetic Resonance Imaging (MRIAAS)
Cardiac Sonography (CSAAS)
Ultrasound Technician (UT AAS)
Ultrasound Technician Certificate (UT)
VETERINARY
Veterinary Technician (VT AAS)
Veterinary Assistant (VA)
1st
2nd

(1) *Alternative enrollment progressions exist for Nursing, such as CNA -> MA -> VN -> VNAAS -> RN -> BSN*

TRACK RECORD OF SUCCESSFUL CAMPUS ACQUISITIONS

M&A TRACK RECORD

Target	Qualitative Transaction Rationale
CENTRAL COAST COLLEGE *Closed – Jan 2019*	› 35-year single owners with repeated highest grants of accreditation › Profitable and steady growth › Added 3 new programs › 21% Enrollment CAGR since acquisition close
INTEGRITY COLLEGE OF HEALTH *Closed – Dec 2019*	› New accrediting body (ABHES) which expanded our program offerings up to master's degrees › Expanded our footprint in California to accommodate for the growing student population › 44% Enrollment CAGR since acquisition close
CONTRA COSTA MEDICAL CAREER COLLEGE *Announced LOI*	› On April 5, 2024, Legacy Education signed an executed a letter of intent to purchase the assets of Contra Costa Medical Career College

~29% of current enrollment is due to successful M&A activities [(1)]

LEGACY EDUCATION M&A PLAYBOOK

1. Single campus or multi-campus for-profit postsecondary education operators
2. Expand our geographic footprint
3. Programs offering positive cross-campus synergy opportunities
4. Capital efficient transactions – strongly prefer transactions immediately accretive to shareholders
5. Technology or platforms that augment delivery models

Active Pipeline – *Management and directors with network of quality potential acquisition targets*

(1) Calculated by dividing the number of students at CCC and ICH by the total number of students enrolled at Legacy as of 03/31/24
Note: Enrollment data as of 03/31/24

INTERACTIVE DISTANCE LEARNING ("IDL") EXPERIENCE

Legacy Education partners with several Educational Industry Content Specialists to deliver a seamless Interactive Distance Learning Experience with the most advanced educational tools available today for its curriculums.

BENEFITS OF LEGACY'S IDL EXPERIENCES

- Increased flexibility to support multiple modes of student learning both in and out of the classroom
- Enhanced delivery of curriculums with more engaging material and learning methods
- Streamlined faculty and peer-to-peer communication through modern video conferencing and edtech platforms
- The majority of our programs have between 30% and 50% of the students enrolled being taught via IDL
- Accessible supplementary materials such as course textbooks, announcements, and calendars
- Optimized instructor grading and reviewing through assignment, quiz, and test capabilities
- Uniform materials across various classes within a program, ensuring a standardized learning experience for students

LEGACY'S IDL EXPERIENCE PARTNERS

CANVAS

Mc Graw Hill Education

ELSEVIER

sonosim The Easiest Way to Learn Ultrasonography®

Ring

anthology

NATIONAL ACCREDITATION

ACCET National Accreditation	Legacy Education recently earned the highest grant of accreditation – 5-year certificate of accreditation through ACCET (1) › ACCET 5-year renewal grant April 2024 – Highest grant achievable › ACCET 5-year renewal grant April 2025 Central Coast Reaccreditation renewal
ABHES Accreditation	Legacy Education's management school, Integrity College of Health was granted accreditation – 4-year certificate of accreditation through ABHES until February 2026 (2)
Title IV Standing Higher Education Act of 1965	› PPA Renewed until September 30, 2026 (HDMC) and September 30, 2026 (CCC) › Expedited Program Review opened and closed within 120 days

Accreditation ensures Legacy Education programs meet objective and rigorous third-party standards of educational practices

Nationally Recognized Accrediting Agencies

Recognized by U.S. Secretary of Education & U.S. Department of Education

ACCET

ABHES | ACCREDITING BUREAU OF HEALTH EDUCATION SCHOOLS

Accrediting Bureau of Health Education Schools
ACCREDITED INSTITUTION

(1) *The Accrediting Council on Continuing Education and Training*
(2) *The Accrediting Bureau of Health Education Schools*

FINANCIAL OVERVIEW



FINANCIAL AND KPI OVERVIEW

as of March 31, 2024

- **STUDENT GROWTH** – ending enrollment of 2,166 through 3/31/24 (20% YoY growth) and anticipated to reach 2,187 [(1)] by end of FY 2024 (28% YoY growth)
- **REVENUE** – $35.5M in FY 2023 and is anticipated to grow to approximately $45.7M - $46.5M [(1)] in FY 2024 (~30% YoY growth) [(1)]; surpassing previous 3-year sales CAGR of 20%
- **PROFITABILITY** – leveraging scale and IDL efficiencies to drive profitability; 9ME operating income of $5.4M up 112% YoY; FY 2024 operating income is anticipated to be between approximately $5.4M - $6.3M [(1)], including a one-time, non-cash charge of $1.9M related to stock compensation, a ~63% increase over FY 2023's operating income of $3.6M [(1)]
- **LIQUIDITY & WORKING CAPITAL** – ended the quarter with $11.4M in cash and total working capital of $12.3M
- **COMPELLING UNIT ECONOMICS** – focus on driving accretive student acquisition – gross acquisition cost per student $2K [(2)] generates > 10x annual revenue per student of $24K [(3)]

(1) Based on our preliminary and estimated unaudited financials as of June 30, 2024
(2) Gross Student Acquisition Cost based on FY 2024 marketing & advertising divided by FY 2024 new enrollments
(3) Annual revenue per student calculated by dividing the midpoint of FY 2024 revenue range by average enrollment during FY 2024
Note: Data as of 03/31/24

ECM 24-45

FINANCIAL PERFORMANCE

Revenue



Approximately
$45.7M - $46.5M
$30.7M
$35.5M
$25.9M
$33.2M
FY22A
FY23A
FY24E(1)
9ME 3/31/23
9ME 3/31/24

Operating Income



Approximately
$5.4M - $6.3M
$3.2M
$3.6M
$2.5M
$5.4M
FY22A
FY23A
FY24E (1,2)
9ME 3/31/23
9ME 3/31/24

(1) *Based on our preliminary and estimated unaudited financials as of June 30, 2024*
(2) *Inclusive of a one-time, non-cash charge of $1.9M related to stock compensation*

ECM 24-45

OPERATING RESULTS

($ in millions)	FY 2022A		FY 2023A		9ME 03/31/23		9ME 03/31/24		Unaudited FY 2024E (1)		Major Impact(s)
Revenue	**$30.7**		**$35.5**		**$25.9**		**$33.2**		**$45.7 - $46.5**		New Students New Programs
Starts	*1,703*		*1,668*		*1,277*		*1,534*				
Operating Expenses ($ and % of Revenues)											
Educational Services	**$18.1**	*59%*	**$20.8**	*59%*	**$15.2**	*59%*	**$17.8**	*54%*			Leverage Existing Resources
General & Administrative (2)	**$9.1**	*30%*	**$10.8**	*31%*	**$8.1**	*31%*	**$9.9**	*30%*			Capacity Optimization More Targeted Marketing
Depreciation & Amortization	**$0.2**	*1%*	**$0.2**	*1%*	**$0.2**	*1%*	**$0.2**	*1%*			Acquisition of PP&E
Operating Income	**$3.2**	*11%*	**$3.6**	*10%*	**$2.5**	*10%*	**$5.4**	*16%*	**$5.4 - $6.3**	*~13%*	Includes a one-time, non-cash charge of $1.9M related to stock compensation
Depreciation & Amortization	**$0.2**	*1%*	**$0.2**	*1%*	**$0.2**	*1%*	**$0.2**	*1%*			
Operating Income + D&A	**$3.5**	*11%*	**$3.8**	*11%*	**$2.7**	*10%*	**$5.6**	*17%*			

(1) Based on our preliminary and estimated unaudited financials as of June 30, 2024
(2) Includes General and Administrative – Related Party

LEGACY EDUCATION

ECM 24-45

BALANCE SHEET SUMMARY AND CAPITALIZATION

as of March 31, 2024 [1]

Capitalization *($ in thousands)*	
Cash & Cash Equivalents	$11,411.5
Current Portion of Debt	$580.9
Debt Owed – Related Party	$50.0
Debt, Net of Current Portion	$72.2
Preferred Stock	-
Common Stock	18.6
Additional Paid in Capital [2]	$14,294.9
Retained Earnings (Accumulated Deficit)	$5,265.3
Total Stockholders' Equity	**$19,578.8**
Total Capitalization	**$20,547.2**

18.6M
Common Shares Outstanding [1]

19.4M
Diluted Weighted Average Shares Outstanding [1,3]

$31.9M
Total Assets

$9.6M
Total Liabilities

$12.3M
Working Capital

$11.4M
Cash & Cash Equivalents

(1) *Does not account for a 2:1 reverse stock split expected to occur prior to the closing of the offering*
(2) *We have primarily financed our company through equity financings by issuing Class A Units at various prices (Sep 2018 - Oct 2018 = $1.5M; Nov 2018 - Feb 2019 = $1.1M; Aug 2018 - Apr 2019 = 1.1M; Nov 2019 - Jan 2020 = $145k; Dec 2020 - Jun 2021 = $1.9M; Jul 2021 - Sep 2021 = $325k) and promissory notes (Nov 2019 = $500k; Dec 2019 = $50k & $150k; Feb 2020 = $100k) . Please see the "Financings" section in the S-1 for more detail*
(3) *As of 03/31/24. Excludes option pool of 2.8M shares with a weighted average strike price of $1.87 granted on 04/01/2024.*

LEGACY EDUCATION

ECM 24-45

CONTACT

LeeAnn Rohmann – CEO & Founder
Email: lrohmann@legacyed.com
Phone: (661) 940-9300

Amato and Partners, LLC
Investor Relations Counsel
100 Park Avenue, 16th Floor
New York, NY 10017
admin@amatoandpartners.com

